UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A2

                               December 31, 2003

Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935


ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

       (a) Number of kWh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b) Number of kWh. of electric energy and Mfc. Of natural or manufactured gas distributed at retail outside the State in which each company is organized.

       (c) Number of kWh. Of electric energy and MCF. OF NATURAL OR MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d) Number of kWh. Of electric energy and Mcf. Of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1834 (2-97)

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                        By    Russell A. Smith
                                                              ------------------
                                                        (title)       VP/CFO
                                                                  --------------

CORPORATE SEAL

Attest:      ROBERT S. GRIMM,   PRESIDENT
             ----------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


ALASKA POWER & TELEPHONE COMPANY                   RUSSELL A. SMITH, VP/CFO
--------------------------------                --------------------------------
          (Name)                                             (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368

EXHIBIT B


















                        ALASKA POWER & TELEPHONE COMPANY
                                AND SUBSIDIARIES

                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS
--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT                                                   1


CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated balance sheet                                             2-3

      Consolidated statement of operations                                   4-5

      Consolidated statement of stockholders' equity                           6

      Consolidated statement of cash flows                                   7-8

      Notes to the consolidated financial statements                        9-25

MOSS-ADAMS LLP [LOGO]
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS                      601 WEST RIVERSIDE, SUITE 1800
                                                  SPOKANE, WA 99201-0663

                                                  PHONE  509.747.2600
                                                  TOLL FREE  1.800.888.4065
                                                  FAX  509.624.5129
                                                  www.mossadams.com


REPORT OF INDEPENDENT AUDITORS



The Board of Directors Alaska Power & Telephone Company

We have audited the accompanying consolidated balance sheets of Alaska Power & Telephone Company and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Power & Telephone Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ MOSS ADAMS LLP

Spokane, Washington
March 26, 2004









A member of
Moores Rowland International                                          Offices in
an association of idependent                                 Principal Cities of
accounting firms throuhgout                                   Washington, Oregon
the world                                                         and California

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                     ASSETS

                                                                  DECEMBER 31,
                                                        --------------------------------
                                                           2003                  2002
                                                        --------------------------------
PROPERTY, PLANT, AND EQUIPMENT
  Electric                                               $  77,961,432    $  77,348,649
  Telecommunications                                        39,160,838       38,211,574
  Non-utility                                                  399,544        1,444,872
                                                        ---------------  ---------------

                                                           117,521,814      117,005,095
  Less accumulated depreciation                             43,918,810       38,801,746
                                                        ---------------  ---------------

                                                            73,603,004       78,203,349
  Utility plant under construction                           1,384,041        1,173,185
                                                        ---------------  ---------------

     Total plant, property, and equipment                   74,987,045       79,376,534
                                                        ---------------  ---------------

OTHER ASSETS
  Preliminary survey and investigation costs                   821,838          640,299
  Investments                                                6,967,520        5,519,202
  Goodwill                                                   9,266,403        9,266,403
  Rate stabilization asset                                   2,437,300        1,666,127
  Special funds, restricted                                  6,610,774        6,545,587
  Other assets                                               3,377,681        3,801,324
                                                        ---------------  ---------------

Total other assets                                          29,481,516       27,438,942
                                                        ---------------  ---------------

CURRENT ASSETS
  Cash                                                       4,882,706        1,063,893
  Receivables, less allowance for doubtful accounts
    of $261,704 in 2003 and $22,503 in 2002                  3,850,206        5,073,328
  Inventory and other current assets                         1,299,308        1,520,048
  Deferred tax assets                                          138,606          116,006
  Income taxes recoverable                                     924,562          521,727
                                                        ---------------  ---------------

Total current assets                                        11,095,388        8,295,002
                                                        ---------------  ---------------

                                                         $ 115,563,949    $ 115,110,478
                                                        ---------------  ---------------

2
--------------------------------------------------------------------------------

                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                 2003                  2002
                                                              --------------------------------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value, 2,000,000 shares authorized
    1,236,915 and 1,222,965 shares issued and outstanding
    in 2003 and 2002, respectively                             $   1,236,915    $   1,222,965
  Additional paid-in capital                                       6,410,083        6,416,593
  Retained earnings                                                6,852,045        5,519,872
                                                              ---------------  ---------------

      Total stockholders' equity                                  14,449,043       13,159,430
                                                              ---------------  ---------------


LONG-TERM DEBT, less current portion
  Goat Lake Hydro, Inc. note payable                              20,657,663       21,026,819
  Other term debt                                                 70,338,282       55,056,637
  Liabilities subject to compromise                                       -        16,637,634
                                                              ---------------  ---------------

      Total long-term debt                                        90,995,945       92,721,090
                                                              ---------------  ---------------


OTHER LIABILITIES AND DEFERRED CREDITS
  Deferred income taxes                                            3,970,185        2,318,010
  Other deferred credits                                             285,625          346,098
                                                              ---------------  ---------------

      Total other liabilities and deferred credits                 4,255,810        2,664,108
                                                              ---------------  ---------------


CURRENT LIABILITIES
  Accounts payable and other accrued liabilities                   2,115,608        1,955,707
  Current portion of long-term debt                                3,697,543        4,610,143
                                                              ---------------  ---------------


      Total current liabilities                                    5,813,151        6,565,850
                                                              ---------------  ---------------


                                                               $ 115,563,949    $ 115,110,478
                                                              ===============  ===============

See accompanying notes.                                                        3
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                 2003                  2002
                                                              --------------------------------
REVENUE
  Electric                                                     $  13,969,199    $  12,822,645
  Telecommunications                                              14,653,312       14,012,584
  Nonregulated telecommunications                                  1,555,598        1,570,350
                                                              ---------------  ---------------

                                                                  30,178,109       28,405,579
                                                              ---------------  ---------------

EXPENSES
  Electric                                                         5,505,445        6,230,757
  Telecommunications                                               8,716,509       10,132,113
  Nonregulated telecommunications                                  1,399,507        1,391,902
                                                              ---------------  ---------------

      Operations and maintenance expense                          15,621,461       17,754,772

  Depreciation and amortization expense                            5,710,159        5,287,225
                                                              ---------------  ---------------

                                                                  21,331,620       23,041,997
                                                              ---------------  ---------------

      Income from telecommunications and electric operations       8,846,489        5,363,582
                                                              ---------------  ---------------

OTHER INCOME (EXPENSE)
  Equity in earnings of investments                                  441,542          481,317
  Costs related to Hydro West International investments             (335,041)        (363,092)
  Loss from sale of assets                                          (548,101)         (26,081)
  Loss from impaired assets                                         (484,500)      (1,997,975)
  Miscellaneous                                                       89,951            4,315
                                                              ---------------  ---------------

      Total other expense                                           (836,149)      (1,901,516)
                                                              ---------------  ---------------

Interest income                                                      321,970          278,501
Interest expense                                                  (4,023,097)      (4,516,242)
                                                              ---------------  ---------------

      Net interest expense                                        (3,701,127)      (4,237,741)
                                                              ---------------  ---------------



4
--------------------------------------------------------------------------------

                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                 2003                  2002
                                                              --------------------------------
      Income (loss) from continuing operations                 $   4,309,213    $    (775,675)
                                                              ---------------  ---------------

Losses related to Summit Alaska                                           -       (26,970,411)
Other reorganization expense                                      (1,818,822)        (557,587)
Gain from extinguishment of debt                                          -        15,651,973
                                                              ---------------  ---------------

                                                                  (1,818,822)     (11,876,025)
                                                              ---------------  ---------------

      Income (loss) before tax and discontinued operations         2,490,391      (12,651,700)

Benefit from (provision for) income taxes                         (1,158,218)       4,981,728
                                                              ---------------  ---------------

      Income (loss) before discontinued operations                 1,332,173       (7,669,972)

Loss from discontinued operations net of income tax                       -        (1,339,157)
                                                              ---------------  ---------------

      NET INCOME (LOSS)                                        $   1,332,173    $  (9,009,129)
                                                              ---------------  ---------------

Basic and diluted earnings (loss) per share
      Before discontinued operations                           $        1.08    $       (6.23)
      From discontinued operations                                        -             (1.09)
                                                              ---------------  ---------------

                                                               $        1.08    $       (7.32)
                                                              ---------------  ---------------















See accompanying notes.                                                        5
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                 Additional
                                                  Common          Paid-In         Retained
                                                  Stock           Capital         Earnings          Total
                                           ---------------- ---------------- ---------------- ----------------
Balance at December 31, 2001                $    1,239,717   $    6,869,345   $   14,754,559   $   22,863,621

   Net loss                                              -                -       (9,009,129)      (9,009,129)

   Cash dividends declared                               -                -         (225,558)        (225,558)

   Repurchase of common stock from
      ESOP, net                                       (127)         (39,412)               -          (39,539)

   Repurchase of common stock                      (16,625)        (413,340)               -         (429,965)
                                           ---------------- ---------------- ---------------- ----------------

Balance at December 31, 2002                     1,222,965        6,416,593        5,519,872       13,159,430

   Net income                                            -                -        1,332,173        1,332,173

   Sale of common stock to ESOP                     10,857           32,575                -           43,432

   Repurchase of common stock from
      ESOP                                          (2,292)         (33,700)               -          (35,992)

   Other                                             5,385           (5,385)               -                -
                                           ---------------- ---------------- ---------------- ----------------

Balance at December 31, 2003                $    1,236,915   $    6,410,083   $    6,852,045   $   14,499,043
                                           ================ ================ ================ ================



















6                                                        See accompanying notes.
--------------------------------------------------------------------------------

                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                            Year Ended December 31,
                                                                     ---------------------------------------
                                                                           2003                 2002
                                                                     ---------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                  $      1,332,173     $     (9,009,129)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation and amortization                                          5,710,159            5,287,225
      Depreciation and amortization, allocated                                  (5,226)             390,031
      Provision for restructuring charges                                            -           17,117,342
      Forgiveness of debt due to reorganization                                      -          (15,651,973)
      Loss from sale and disposal of investments                                     -            8,460,976
      Loss from sale of assets                                                 548,101               26,081
      Loss on impairment of assets                                             484,500            1,997,975
      Equity in earnings of investments                                       (441,542)            (481,317)
      Deferred income tax provision                                          1,629,575           (5,855,431)
      Accretion of rate stabilization asset                                   (771,173)            (450,239)
      Changes in assets and liabilities:
         Receivables                                                           476,499              (96,072)
         Income taxes recoverable                                             (402,835)             256,518
         Other assets and liabilities                                          101,285              967,063
                                                                     ------------------   ------------------

         Net cash provided by operating activities                           8,661,516            2,959,050
                                                                     ------------------   ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisitions of property, plant, and equipment, net                      (1,727,549)          (5,361,318)
   Change in other assets                                                      526,580             (848,407)
   Change in preliminary survey and investigation costs                       (691,692)           1,224,845
                                                                     ------------------   ------------------

         Net cash used by investing activities                              (1,892,661)          (4,984,880)
                                                                     ------------------   ------------------














                                                                               7
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                            Year Ended December 31,
                                                                     ---------------------------------------
                                                                           2003                 2002
                                                                     ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from long-term debt                                       $        223,245     $      7,480,636
   Payments on long-term debt                                               (3,115,539)          (4,029,293)
   Proceeds from special funds, restricted                                     (65,188)             (68,356)
   Payment of cash dividends                                                         -             (225,558)
   Proceeds from sale of common stock                                           43,432                    -
   Repurchase of common stock                                                  (35,992)            (469,504)
                                                                     ------------------   ------------------

         Net cash provided (used) by financing activities                   (2,950,042)           2,687,925
                                                                     ------------------   ------------------

         NET CHANGE IN CASH                                                  3,818,813              662,095

Cash, beginning of the year                                                  1,063,893              401,798
                                                                     ------------------   ------------------

Cash, end of the year                                                 $      4,882,706     $      1,063,893
                                                                     ==================   ==================

NONCASH INVESTING ACTIVITIES
   Acquisition of equipment with capital lease                        $        140,134     $              -
                                                                     ==================   ==================

   Transfer of receivables and preliminary survey costs of HWI
    to investments                                                    $      1,256,776     $              -
                                                                     ==================   ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION
   Cash paid during the year for interest expenses                    $      4,208,091     $      4,881,814
                                                                     ==================   ==================













8                                                        See accompanying notes.
--------------------------------------------------------------------------------

                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alaska Power & Telephone Company and subsidiaries (AP&T) supplies electric and telephone service to several communities in the state of Alaska. AP&T is subject to regulation by the Regulatory Commission of Alaska (RCA), the Federal Communications Commission, and the Federal Energy Regulatory Commission (the Commissions) with respect to rates for service and maintenance of its accounting records. AP&T's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the Commissions.

CONSOLIDATION
The accompanying consolidated financial statements include the accounts of AP&T and its wholly owned energy subsidiaries, Alaska Power Company, BBL Hydro, Inc., and Goat Lake Hydro, Inc.; its wholly owned telecommunications subsidiaries, Alaska Telephone Company, AP&T Long Distance, Inc., AP&T Wireless, Inc., Bettles Telephone, Inc. and North Country Telephone, Inc.; and its wholly owned subsidiary HydroWest International, a Cayman Island Limited Company. All material intercompany balances have been eliminated in consolidation.

CASH EQUIVALENTS
All highly liquid investments with original maturities of 90 days or less are carried at cost plus accrued interest, which approximates fair value, and are considered to be cash equivalents. All other investments not considered to be cash equivalents are separately categorized as investments.

CONCENTRATION OF CREDIT RISK
At various times throughout the year, the cash balances deposited in local institutions exceed federally insured limits. A possible loss exists for those amounts in excess of $100,000. AP&T minimizes this risk by utilizing numerous financial institutions for deposits of cash funds.

VALUATION OF ACCOUNTS RECEIVABLE
Accounts receivable are stated at the amount management expects to collect on outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.














                                                                               9
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT, EQUIPMENT, AND DEPRECIATION
The cost of additions to and replacements of plant and equipment are capitalized. Cost includes direct material, labor, and similar items and charges for such indirect costs as engineering, supervision, payroll taxes, and pension benefits. AP&T capitalizes, as an additional cost of electric utility plant, an allowance for funds used during construction (AFUDC), which represents the allowed cost of capital used to finance a portion of construction work in progress for projects of more than one year in duration. AFUDC consists of debt and equity components that, when capitalized, are credited as noncash items to other income and interest charges. Capitalized AFUDC was $50,430 and $63,287 for 2003 and 2002, respectively. The cost of current repairs and maintenance is charged to expense, while the cost of betterment is capitalized. The original cost of property and plant together with removal cost, less salvage, is charged to accumulated depreciation at such times as assets are retired and removed from service. For financial statement purposes, depreciation is computed on the straight-line method using rates based on average service lives. For income tax purposes, AP&T computes depreciation using accelerated methods where permitted.

GOODWILL
On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statement. At December 31, 2003 and 2002, respectively, the Company had no other intangible assets.

In 1999, the Company purchased certain properties of GTE Alaska. The excess of the purchase price over the assets acquired has been recorded as goodwill. Prior to adopting SFAS No. 142, the goodwill was amortized to expense on a straight-line basis over 40 years. In accordance with SFAS No. 142, goodwill was tested for impairment by comparing the fair value of the reporting unit to the carrying value. The fair value of AP&T's goodwill exceeded its carrying value and no impairment loss was recorded.

PRELIMINARY SURVEY AND INVESTIGATION COSTS
AP&T defers costs incurred for the preliminary survey and investigation of proposed construction projects in accordance with the rules of the Commissions. These deferred costs are capitalized into utility plant when the preliminary survey and investigation projects are completed or are charged to expense in the period that a proposed project is abandoned. These projects are in various stages of licensing and development. During 2002, management's evaluation of these projects resulted in an amount of $268,265 being charged to expense and believes that as of December 31, 2003, no further impairment exists.

FUEL, SUPPLIES, AND OTHER INVENTORY
are valued at the lower of cost or market on a first-in, first-out basis. The supplies and other inventory are primarily held for use in construction projects including repairs and maintenance of the Company's delivery systems.





10
--------------------------------------------------------------------------------

                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CUSTOMER ADVANCES FOR CONSTRUCTION
Customer advances for construction of additions to the electric distribution systems are deferred and amortized through discounted service billings to the customer over a 60-month period. At the end of the amortization period, any remaining balance is recorded as a reduction of the respective utility plant accounts. Deferred customer advances for construction were $285,625 and $244,177 at December 31, 2003 and 2002, respectively.

INCOME TAXES
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to net operating loss carry-forwards and asset impairment deductions on the books. Deferred tax liabilities relate primarily to survey and investigation costs and depreciation expense. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

STOCK-BASED COMPENSATION
The Company adopted the disclosure-only provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, and applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. The employee stock option plan expired in 2001. Disclosure in accordance with Statement No. 123 is provided in Note 11.

EARNINGS PER SHARE
The Company has calculated its basic earnings per share data according to the method prescribed in Financial Accounting Standards Board SFAS Statement No. 128, Earnings Per Share. Under this Statement, basic earnings per share are based on the weighted-average number of shares of common stock outstanding, excluding any potential dilution that could occur if any outstanding options were exercised. Diluted earnings per share reflect the impact of the dilution caused by outstanding stock options using the treasury stock method. There was no dilutive effect of the outstanding stock options in 2003 and 2002.
Weighted-average shares outstanding for purposes of calculating basic and diluted earnings per share were 1,229,940 in 2003 and 1,231,341 in 2002.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include depreciation, interstate access revenue settlements, and deferred income taxes. Actual results could differ from those estimates.

                                                                              11
--------------------------------------------------------------------------------

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION
The financial statements of Hydro West de Guatemala are prepared in quetzales and consolidated into the financial statements of Hydro West International. Income statement amounts are translated at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are not material for inclusion as a component of stockholder's equity.

RECLASSIFICATIONS
Certain accounts have been classified differently than as originally reported on the 2002 financial statements. These reclassifications made to conform to 2003 classifications have no effect on previously reported net loss or equity.

NOTE 2 - PROCEEDINGS UNDER CHAPTER 11

On December 18, 2002, Alaska Power & Telephone Company filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Western District of Washington in Seattle. The wholly-owned subsidiaries of AP&T were excluded from the Chapter 11 filings.

The Chapter 11 case was commenced by AP&T primarily because of the failure of its investment in Summit Alaska, Inc. (Summit). Summit was a diversified civil construction contractor located in Anchorage, Alaska, and was engaged in the manufacture of aggregate, asphalt and other gravel-based construction products. On December 13, 2002, Summit filed a petition of liquidation under Chapter 7 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Alaska in Anchorage. AP&T acquired a 39% interest in Summit in March, 2001 and accounted for its investment using the equity method. Due to recurring operating losses, the Company advanced in excess of $10 million to Summit and guaranteed virtually all debt obligations incurred by Summit. Total losses to AP&T related to its investment in Summit amounted to approximately $27 million.

From December 18, 2002, until August 18, 2003, the Company operated and managed its business as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and concentrated its efforts on emerging from Chapter 11 as quickly as possible. The proposed Plan of Reorganization was filed on June 9, 2003, and was confirmed and became effective on the closing date of August 18, 2003. As described below, the losses related to Summit Alaska and the gain from extinguishment of debt, as determined by the confirmed Plan of Reorganization were reported in 2002. Liabilities at December 31, 2002, reflected the amounts as restructured by the bankruptcy court. Each existing holder of common stock retained ownership equal to 100% of the shares, which they previously held, and no additional shares were issued.

On March 31, 2004, the United States Bankruptcy Court Western District of Washington issued an order effectively closing the Chapter 11 case.





12
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
                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - PROCEEDINGS UNDER CHAPTER 11 (CONTINUED)

While in Chapter 11 under the U.S. Bankruptcy Code, the Company applied the provisions of SOP 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, which does not significantly change the application of accounting principles generally accepted in the United States of America, however, it does require that the financial statements for periods including and subsequent to the Chapter 11 bankruptcy distinguish transactions and events that are directly associated with the reorganization from those that result from ongoing operations of the business. In accordance with SOP 90-7, the Company had classified $32,289,607 of liabilities incurred pre-petition as liabilities subject to compromise. Upon confirmation of the Plan of Reorganization, liabilities subject to compromise were restated at the present values of amounts expected to be paid pursuant to the confirmed plan. The restated amount of liabilities subject to compromise net of a gain relating to the early extinguishment of debt was $16,637,634 as of December 31, 2002. The following summarizes the restated obligations resulting from the confirmed Plan of
Reorganization:

Discontinued unsecured debt                                    $     14,551,023
Reclassified long-term debt                                           1,599,514
Priority claims                                                         487,097
Gain on extinguishment of debt                                       15,651,973
                                                              ------------------

                                                               $     32,289,607
                                                              ==================

In accordance with SOP 90-7, the Company has segregated various reorganization items representing amounts incurred as a result of the Chapter 11 proceedings. The following table summarizes the reorganization charges recorded by the Company during the years ended December 31:

                                                                           2003                 2002
                                                                     ------------------   ------------------
Summit Alaska obligations guaranteed by Alaska Power &
   Telephone Co.

   Unsecured nonpriority claim - National Cooperative Bank            $              -     $      1,100,000
   Unsecured nonpriority claim - Wells Fargo Bank                                    -            6,707,867
   Unsecured nonpriority claim - Travelers Casualty & Surety                         -            5,650,040
   Unsecured nonpriority claim - General Electric Capital Corp                       -            5,125,904
Investment in Summit Alaska                                                          -            1,399,990
Receivable due from Summit Alaska                                                    -            6,986,610
                                                                     ------------------   ------------------

         Total losses related to Summit Alaska                                       -           26,970,411

Legal, consulting, and other reorganization expense                          1,818,822              557,587
                                                                     ------------------   ------------------

                                                                      $      1,818,822     $     27,527,998
                                                                     ------------------   ------------------

                                                                              13
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
ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - NEW ACCOUNTING POLICIES

Effective January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. The Company has assessed its asset retirement obligations and concluded the adoption of SFAS No. 143 has no material effect on its financial statements.

SFAS No. 143 also precludes companies from accruing removal costs that exceed gross salvage in their depreciation rates and accumulated depreciation balances if there is no legal obligation to remove the long-lived assets. The Company has no material cost of removal amounts included in depreciation rates or accumulated depreciation balances.

NOTE 4 - RATE STABILIZATION ASSET

The Company is subject to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. SFAS No. 71 allows the establishment of regulatory assets for the allowable revenue requirement or the capitalization of costs if those items are expected to be recovered in future rates. The Company has a regulatory asset of $2,437,300 and $1,666,127 in 2003 and 2002, respectively. The Company continues to meet the requirements of SFAS 71 since the Company's rates are intended to recover the cost of service plus a rate of return on the Company's investment, as well as providing specific recovery of deferred items in prior periods.

NOTE 5 - OPERATING LEASE AGREEMENTS

AP&T leases a portion of its office space and a portion of its utility plant under noncancellable leases expiring through 2011. Rent expense was $313,421 and $487,236 for 2003 and 2002, respectively. Certain leases include renewal provisions at AP&T's option. Minimum rental commitments under noncancellable operating leases, excluding hydroelectric operations, are $27,242. Minimum annual rental commitments are $3,205 in each of the next five years. Additional cancelable lease agreements have been secured for the use of the land for hydroelectric operations. The term of the agreements extend for the life of the hydroelectric license of 50 years. Rent expense for hydroelectric operations was $212,381 in 2003 and $180,845 in 2002.













14
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
                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

                                                   2003                   2002           Depreciation Rate
                                            --------------------   -------------------   ------------------
Electric:
   Hydroelectric                             $       20,275,920     $      20,270,830           2%
   Other generation                                  14,944,681            14,696,632        4% to 8%
   Transmission and distribution                     30,302,880            30,188,481       2.5% to 4%
   Other                                             11,380,612            11,093,826       2.5% to 20%
   Land                                                 773,477               773,477           ---
   Utility plant acquisition adjustment                 283,862               325,403           6%
                                            --------------------   -------------------

                                                     77,961,432            77,348,649
                                            --------------------   -------------------

Telecommunications:
   General support assets                             8,340,793             8,768,061       2.5% to 20%
   Central office assets                             12,547,158            12,223,359        8% to 14%
   Cable and wire facilities                         15,293,178            14,296,161        3% to 6%
   Nonregulated investment                            2,725,725             2,670,009       10% to 20%
   Land                                                 253,984               253,984           ---
                                            --------------------   -------------------

                                                     39,160,838            38,211,574
                                            --------------------   -------------------

Non-utility:
   Computer equipment                                    31,112                     -           13%
   Furniture and other equipment                         72,598                     -           5%
   Buildings                                            126,825               126,825           4%
   Leasehold improvements                                27,532               223,770           10%
   Land                                                 141,477             1,094,277           ---
                                            --------------------   -------------------

                                                        399,544             1,444,872
                                            --------------------   -------------------

         TOTAL PROPERTY, PLANT, AND
            EQUIPMENT                        $      117,521,814     $     117,005,095
                                            --------------------   -------------------


During 2002, the Company transferred various computers and office equipment from nonutility assets to electric and telecommunications assets.





                                                                              15
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
ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - INVESTMENTS

The Company's investments consist of the following at December 31:

                                                        2003           2002
                                                   -------------  -------------

Investment in CoBank                                $ 2,059,770    $ 1,731,874
Investment in Ketchikan Electric Company, LLC           750,000      1,000,000
Investments of Hydro West International               4,157,750      2,787,328
                                                   -------------  -------------

                                                    $ 6,967,520    $ 5,519,202
                                                   -------------  -------------


COBANK
CoBank is organized similar to a cooperative and is owned by the customers it serves. As such, a portion of CoBank's earnings is returned to its customers based on their patronage with the bank. Investment income was reported in the amount of $327,896 and $295,248 for 2003 and 2002, respectively.

KETCHIKAN ELECTRIC COMPANY
The Company owns a 50% share of Ketchikan Electric Company LLC (KEC). The principal purpose and business of KEC is to construct, own, operate and manage a hydroelectric power system in the Ketchikan Gateway Borough. The investment represents capital contributions to KEC, as the company is still in the development stage. There was no activity in 2002 or 2003. In 2002, management felt that changes in circumstances indicated that the carrying value of its investment was not recoverable in full and at December 31, 2002, an impairment loss was recorded in income from continuing operations in the amount of $670,418 and receivables due from KEC in the amount of $215,555 were written off. Management estimated the fair value of this investment to be $1,000,000. In 2003, management has reviewed events and circumstances that could indicate additional other than temporary impairment on its investment in KEC and determined a fair value of $750,000 to be appropriate. An impairment loss of $250,000 was recorded in other income. At December 31, 2003, KEC owed the Company $468,500 as payment on a contract receivable. Ultimate collection of the full amount of the receivable is unlikely and management has written off $234,250 related to this contract.

HYDRO WEST INTERNATIONAL
On September 7, 2000, AP&T entered into an agreement to purchase 100% of the members' equity in Hydro West Group LLC (HWG), a subsidiary of Puget Sound Energy, Inc. (PSE). The total purchase price of $2.3 million was allocated to the assets. PSE provided $1,725,000 of the financing requirement for the purchase. The principal assets of HWG were a 100% share of HydroWest International (HWI), a Cayman Island Limited Company, a 25% investment in the capital stock of Inversiones Pasabien, S.A., and a 32.4% investment in the capital stock of Hydro Honduras.




16
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
                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - INVESTMENTS (CONTINUED)

In 2001, the Company transferred the minority investments of HWG to HWI and in 2002 discontinued the operations of HWG. At December 31, 2002, a loss in the amount of $663,008 related to HWG was recorded as discontinued operations. HWI accounts for its investments in Inversiones Pasabien and Hydro Honduras using the equity method. The accounts and financial results of HWI are included in the consolidated financial statements of AP&T.

HWI's equity method investments increased by $1,370,422 during 2003. The increase consisted of an exchange of accounts receivable and preliminary survey costs in the amount of $1,256,776 for investment equity, plus $113,646 in investment income. Investment earnings for 2002 were $186,069. At December 31, 2002, management determined that the fair value of its HWI investments was less than its carrying value and recorded an impairment loss of $868,531. At December 31, 2003, management reassessed the carrying value of its HWI investments and determined that no additional impairment exists. The investments consist of the following:

Inversiones Pasabien S.A.: This company owns a 12.5 MW hydroelectric plant in Guatemala, Central America.

Hydro Honduras: This company was formed to construct a 50 MW hydroelectric project in Honduras Central America. Hydro Honduras has completed the licensing and environmental study requirements but the project is currently inactive.

Hydro West de Guatemala (HGU): A 100% owned subsidiary providing management and consulting services to hydroelectric facilities in Guatemala. Currently, HGU manages the Inversiones Pasabien project. In 2003, the accounts and financial results of HGU are included in the consolidated financial statements of HWI. In 2002, HGU was reported as an equity method investment, not a consolidated subsidiary of HWI.

Rio Hondo Holding Co. (RHH): During 2002, HWI made an investment in 50% of the stock RHH, a Cayman Island Limited Company, which owns 100% of S.D. Rio Hondo Ltda., whose principal purpose is to construct the Rio Hondo II project, a 32 MW hydroelectric plant in Guatemala, Central America. The project company has completed the design, licensing, and environmental studies, and is in negotiations to obtain project financing.

During 2003, HWI restructured its investment in RHH in order to obtain additional equity participation in the Rio Hondo II project by Ghella S.p.A., an Italian corporation. At December 31, 2003, HWI owned 100% of RHH, which owns 50% of S.D. Rio Hondo, Ltda. S.D. (restructured to become Hidroelectrica Rio Hondo, a Guatemalan corporation). The accounts and financial results of RHH are included in the consolidated financial statements of HWI. RHH accounts for its investment in Hidroelectrica Rio Hondo using the equity method.







                                                                              17
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
ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - LONG-TERM DEBT

                                                                              2003                 2002
                                                                        ------------------   ------------------
Goat Lake Hydro, Inc. (GLH), note payable to secure Power
   Revenue Bonds series 1997.  Face amount of $23,000,000 less the original issue discount of $252,337 in 2003 and $268,181 in
   2002, and the bond sinking fund amount of $365,000 in 2003 and $345,000 in 2002, secured by the Power Sales Agreement, a Construction Funding Agreement, and all assets of Goat Lake
   Hydro, Inc.  Interest rate average of 6% per year, principal due in
   annual installments from 2000 through 2032.                           $     21,022,663     $     21,371,819

Note payable to CoBank, note payable, secured by all assets
   of AP&T and its subsidiaries, due in monthly installments
   and based on a 25-year amortization with a balloon payment
   due in July 2013. Interest at 5.25%.                                        55,090,531           57,014,860

Note payable to PSE, secured by all assets of HydroWest,
   due in interest only installments through 2005, at 5.25% fixed interest with principle and interest payments due, starting in 2006
   through December 2010.                                                       1,718,068            1,599,514

Notes payable to state of Alaska, secured by certain electric assets, with interest rates ranging from 0% to 5.45%,
   maturing at various dates from 2008 through 2037.                            2,088,349            2,195,272

Other debt, unsecured, maturing at various dates from 2004
   through 2009, with interest rates ranging from 0% to 9.30%.                    222,854              111,648

Unsecured Class 8 term debt - Tranche A, due in 2013,
   with imputed interest of 7.25%.                                             13,008,850           13,008,850

Unsecured Class 8 term debt - Tranche B, due in 2013,
   with imputed interest of 10%.                                                1,542,173            1,542,173

Unclassified administrative expense claim, noniterest-
   bearing, payable in 2003, as per the plan of reorganization.                         -              487,097
                                                                        ------------------   ------------------

                                                                               94,693,488           97,331,233
Less current portion                                                           (3,697,543)          (4,610,143)
                                                                        ------------------   ------------------

                                                                         $     90,995,945     $     92,721,090
                                                                        ==================   ==================




18
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
                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - LONG-TERM DEBT (CONTINUED)

Annual  maturities for the five years beginning January 1, 2004, are $3,697,543,
$4,084,411,   $4,011,860,   $4,458,952,   and  $4,982,256,   respectively,   and
$74,075,803 thereafter.

The note payable by GLH to secure the Power Revenue Bonds series 1997 is the result of the issuance on December 31, 1997, of a series of tax-exempt bonds by the Alaska Industrial Development and Export Authority (AIDEA). The proceeds are restricted in use for the purpose of financing the acquisition, purchase, construction, improvement, and equipment of the project known as the Upper Lynn Canal Regional Power Supply System. Of these restricted funds, $2 million is required to remain in reserve for the term of the bonds. To secure payment of bond principal and interest, AIDEA has assigned to U.S. Bank Trust National Association all rights and interests in the note. The note is secured by all assets and revenues of GLH and a Power Sales Agreement (PSA) between GLH and Alaska Power Co. (APC), both wholly-owned subsidiaries of AP&T. The Regulatory Commission of Alaska has approved the PSA for the life of the GLH note. This approval allows APC to charge its customers the entire annual costs as defined in the PSA, i.e., principal and interest due on the bonds, all operating costs (excluding depreciation), general and administrative costs, and the return on equity permitted by the Commission. A portion of these annual costs is charged to the rate stabilization asset (see Note 6), representing the amounts to be collected from customers in future years. The PSA requires all GLH's production and sales of electricity be sold to and purchased by APC for the life of the agreement.

A single note payable to CoBank which is secured by all assets and equity of AP&T and all of its wholly-owned subsidiaries replaced the previous eight obligations outstanding to CoBank and was an integral component of the Plan of Reorganization. Based on the plan, the principal balance owing to CoBank as of August 18, 2003 (the closing date), was $55,769,128, which included accrued interest of $299,259 and a broken funding surcharge of $1,750,000. The loan agreement contains provisions and restrictions pertaining to, among other things, annual cash flow, debt service coverage, equity capitalization, and minimum cash balances.

The Plan of Reorganization outlines how payments are to be made to the Unsecured Class 8 claimants. In 2003 and 2004, the Company owes fixed payments of $1,065,000 and $1,285,000, respectively, to Class 8 claimants. Beginning in 2005, the Company shall make quarterly payments on the discounted Tranche A amount from 65.7% of the "cash available for sharing" as defined in the plan, through 2013 or until the amount is fully satisfied. The Company is not required to make installment payments on Tranche B amounts, but is required to make payments upon the sale, refinance or monetization of any of the "Excluded Assets" as defined in the plan. The payments shall be made on a Pro Rata basis to the Class 8 claimants who have an approved claim by the U.S. Bankruptcy court.

On February 13, 2004, the Company paid $1,632,000 to Class 8 claimants. Included in this amount was the scheduled 2003 payment to Tranche A claimants and a $568,500 payment to Tranche B claimants resulting from the sale of certain excluded assets. On April 8, 2004, the remaining balance of Tranche B was repaid in full.
                                                                              19
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
ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES

The components of the consolidated (benefit from) provision for income taxes are as follows:

                                             2003                  2002
                                       ------------------   ------------------

Current                                 $              -     $       (886,842)
Deferred                                       1,158,218           (4,094,886)
                                       ------------------   ------------------

                                        $      1,158,218     $     (4,981,728)
                                       ==================   ==================

A tax benefit of $873,703 is included as a component of discontinued operations for the year ended December 31, 2002, resulting in a total tax benefit of $5,855,431.

Total tax expense differs from that computed at the statutory federal income tax rate due to the following:

                                                    2003             2002
                                               --------------  ----------------

Income tax provision at federal rate of 34%     $    846,733    $   (5,053,950)
State income taxes, net of federal benefit           159,829          (814,976)
Benefit of cash dividends paid to ESOP members             -           (75,896)
Other                                                151,656            89,391
Benefit included in discontinued operations                -           873,703
                                               --------------  ----------------

         PROVISION FOR INCOME TAXES             $  1,158,218    $   (4,981,728)
                                               ==============  ================

The components of the deferred tax assets and liabilities as of December 31 are as follows:

                                              2003                 2002
                                        ------------------   ------------------

Current:
   Deferred tax assets                   $       (168,168)    $       (140,225)
   Deferred tax liabilities                        29,562               24,219
                                        ------------------   ------------------

                                         $       (138,606)    $       (116,006)
                                        ==================   ==================

Noncurrent:
   Deferred tax assets                   $     (6,335,982)    $     (7,263,277)
   Deferred tax liabilities                    10,306,167            9,581,287
                                        ------------------   ------------------

                                         $      3,970,185     $      2,318,010
                                        ==================   ==================

20
--------------------------------------------------------------------------------

                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (CONTINUED)

There were no federal or state income taxes paid in 2003 and 2002. Income tax recoverable reported as a current asset in the amount of $924,562 and $521,727 for the years ended December 31, 2003 and 2002, respectively, relate to net operating loss carryback claims from 2002 and 2001 tax losses.

Management anticipates generating enough taxable income in future years to utilize all of the deferred tax assets, which consist primarily of net operating loss carryforwards, and therefore has not recorded a valuation allowance to offset the deferred tax asset.

At December 31, 2003, the Company had unused federal net operating loss carryforwards of approximately $7,250,000 and state net operating carryforwards of approximately $6,200,000, which expire in 2022.

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN

AP&T maintains an employee stock ownership plan. All employees who have completed one year of full-time service (1,000 hours) and have attained the age of 21 are eligible to participate in the plan. Participants may elect to contribute from 1% to 13.5% of their wages to the plan, which can be invested in the common stock of AP&T or into other investment accounts. Until March 2003, employer contributions matched the participant's contributions up to the first 3% of the participant's wages in Company stock.

Prior to reorganization, additional employer contributions were made annually at 8% of the eligible employees' gross wages. These additional employer contributions totaled $487,097 in 2002. Employer contributions are allocated to all plan participants as of December 31, the end of the plan year. The plan provides that participants' interests in employer-funded contributions become fully vested after three years of full-time employment. ESOP shares outstanding are included in the earnings per share calculations.

As part of the Plan of Reorganization, the ESOP was modified to replace the 8% contribution with a defined contribution of 4% (3% in 2004 and thereafter) that will be made to each eligible participants account annually. Additionally a matching contribution will be made at the discretion of the employer in an amount up to 5% of participant's wages. Employer matching contributions and defined contributions totaled $-0- and $253,955, respectively, in 2003.

NOTE 11 - STOCK OPTIONS

In 1991, AP&T established a stock option plan. The plan provided for the grant of incentive stock options for a period of ten years. Stockholders approved a total of 310,000 shares to be reserved for the plan from the authorized and unissued common stock. The options vest and are exercisable five years after the grant date and expire ten years after the grant date. In accordance with the plan provisions, the stock option plan expired in 2001 and no options have been granted or exercised since that time. Management believes it is unlikely that remaining options will be exercised as they will expire before the stock price exceeds the exercise price.


                                                                              21
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
ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - STOCK OPTIONS (CONTINUED)

In the event of employee termination, any unexercised options are canceled as of the employee's termination date. Options canceled in 2003 and 2002, amounted to 44,200 and zero, respectively due to employee terminations.

The effect on net income and earnings per share of the fair value approach under FASB Statement No. 123 is not materially different from those amounts recorded under APB 25.

The following summarizes options outstanding at December 31:

                                              Weighted-
                                               Average
                                              Remaining                      Weighted
                                Options      Contractual      Options         Average
  Range of Exercise Price     Outstanding       Life        Exercisable    Exercise Price
---------------------------  -------------  -------------  -------------  ----------------

     $17.40 - $26.00             171,800        6.09            58,800      $      23.34
                             =============  =============  =============  ================

NOTE 12 - BUSINESS SEGMENT INFORMATION

The Company's electric segment provides retail and wholesale electric service including both hydro electric and diesel generation facilities in rural portions of Alaska. The Company's telecommunications segment provides local telephone service also in rural areas of Alaska. The Company's reportable segments are strategic business units managed separately due to their different operating and regulatory environments. The "All other" category includes the parent company and segments below the quantitative threshold for separate disclosure.

                                 Regulated    Regulated
(All numbers in thousands)       Electric     Telecom      All Other    Consolidated
                                -----------  -----------  -----------  --------------

2003
  Operating revenue              $  13,969    $  14,653    $   1,556    $     30,178
  Depreciation and amortization      2,583        2,968          159           5,710
  Operating income                   5,881        2,882           83           8,846
  Interest expense                   1,303           -         2,720           4,023
  Interest income                      239           -            83             322
  Equity earnings in investments        -            -           422             422
  Total fixed assets                77,961       39,161          400         117,522
  Capital expenditure                1,379        1,042           55           2,476

22
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
                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - BUSINESS SEGMENT INFORMATION (CONTINUED)

                                 Regulated    Regulated
(All numbers in thousands)       Electric     Telecom      All Other    Consolidated
                                -----------  -----------  -----------  --------------

2002
  Operating revenue              $  12,823    $  14,013    $   1,570    $     28,406
  Depreciation and amortization      2,556        2,554          177           5,287
  Operating income                   4,036        1,322            6           5,364
  Interest expense                   2,505        1,110          901           4,516
  Interest income                      201           -            78             279
  Equity earnings in investments        -            -           481             481
  Total fixed assets                77,348       38,212        1,445         117,005
  Capital expenditure                3,940        2,280          281           6,501


NOTE 13 - DISPOSITION OF SUBSIDIARY BUSINESSES

In December 2002, Alaska Power & Telephone's Board of Directors approved a new strategic direction that included the disposition of several businesses. These businesses include AP&T Construction L.L.C., AP&T Solutions L.L.C., Hydro West Group L.L.C., and Treeline Electric L.L.C. The results of operations of these businesses are included in AP&T's consolidated statements of income Loss from discontinued operations.

In December 2002, AP&T Construction, L.L.C. ceased all activities associated with this "start up" business. AP&T Construction concluded its activities with an operating loss of $293,912 for the year then ended. All assets of AP&T Construction were absorbed by the parent company.

In December 2002, AP&T Solutions, L.L.C. ceased all activities associated with this "start up" business. AP&T Solutions concluded its activities with an operating loss of $106,587 for the year then ended. All assets of AP&T Solutions were absorbed by the parent company.

In December 2002, Hydro West Group L.L.C. ceased all operations. An operating loss of $404,308 and a loss of $258,701 from disposition of assets was recorded for the year then ended.

In December 2002, Treeline Electric L.L.C. was sold for $50,000 resulting in a loss on disposition of assets of $606,840. Operations of Treeline Electric for the year then ended resulted in a loss of $542,514.







                                                                              23
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
ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - DISPOSITION OF SUBSIDIARY BUSINESSES (CONTINUED)

The summary of results from discontinued operations at December 31, 2002, is as follows:


Operating revenue                                               $  2,718,501
Operating expenses                                              $  4,065,821
                                                               --------------

        Net operating loss                                        (1,347,320)

Impairment loss                                                     (865,540)
                                                               --------------

        Loss before income taxes                                  (2,212,860)

Income tax benefit                                                   873,703
                                                               --------------

        LOSS FROM DISCONTINUED OPERATIONS                       $ (1,339,157)
                                                               ==============


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

The following methods and assumptions were used by AP&T in estimating fair value disclosures for financial instruments:

CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, CUSTOMER DEPOSITS, AND ACCRUED EMPLOYEE BENEFITS The carrying amounts at December 31, 2003, approximate the fair values due to the short maturity of these instruments.

LONG-TERM DEBT
The fair value of AP&T's long-term debt is estimated by discounting the future cash flows of the various instruments at rates currently available to the Company for similar debt instruments of comparable maturities.

The carrying amount of long-term debt approximates the estimated fair value at December 31, 2003, due to the low interest rate environment and the current rates for the Company's long-term debt obligations.






24
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
                               ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - CAPITAL LEASES

The Company leases vehicles under two capital leases. The lease terms expire in 2007.

The assets being leased are included in property, plant, and equipment as follows at December 31, 2003:


Equipment                                                       $    140,134
Less accumulated amortization                                         10,496
                                                               --------------

        NET CAPITALIZED                                         $    129,638
                                                               ==============


Amortization on assets under capital leases charged to depreciation expense was $10,496 and in 2003.

The following is a schedule by years of future lease payments for the above capital leases, together with the present value of the net minimum lease payments as of December 31, 2003.


2004                                                            $     36,658
2005                                                                  36,658
2006                                                                  36,658
2007                                                                  27,502
                                                               --------------

        Total lease payments                                         137,476
Less amount representing interest                                     21,918
                                                               --------------

        Present value of lease payments                              115,558
Less current portion                                                  26,978
                                                               --------------

                                                                $     88,580
                                                               ==============

The Company's obligations under capital leases are included as long-term debt in
Note 8.










                                                                              25
--------------------------------------------------------------------------------

EXHIBIT C

1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Regulatory Commission of Alaska (RCA). AP&T is a Holding Company with the following subsidiaries:

Electric Operations
Alaska Power Company - Serving the following communities in Alaska: Skagway,
     Haines, Tok, Dot Lake, Chistochina, Mentasta Lake, Tetlin, Tanacross, Healy Lake, Bettles/Evansville, Northway, Northway Village, Allakaket/Alatna, Eagle, Eagle Village, Craig, Hydaburg, Hollis, Coffman Cove, Klawock, and Whale Pass. (Retail and wholesale electric generation and distribution).

BBL Hydro, Inc. -  Prince of Wales Island (wholesale hydroelectric generation).

Goat Lake Hydro, Inc. -  Skagway (wholesale hydroelectric generation).

Telecommunication Operations
Alaska Telephone Company - Serving the following communities in Alaska: Skagway,
     Tok, Dot Lake, Dry Creek, Tetlin, Chisana, Healy Lake, Craig, Hydaburg, Hollis, Naukati, Whale Pass, Myers Chuck, Edna Bay, Metlakatla, Petersburg, Wrangell, and Haines.

Bettles Telephone, Inc. - Serving; Bettles, Evansville and Jim River Camp.

North Country Telephone, Inc. - Serving; Eagle and Eagle Village.

AP&T Wireless  Inc. - Serving; Ketchikan, Juneau and the surrounding areas.

AP&T Long Distance Inc. - Serving; Alaska communities

2. All public utility operations of AP&T are conducted solely within Alaska. There is no natural gas activity. Diesel-powered generators and or hydroelectric generation systems generate the electric service in each location. There is no intertie to other electric systems or generation sources.

3.  (a)  Number of kWh sold (by individual subsidiary):
         Alaska Power Company     62,036,743  kWh retail
                                           0  kWh wholesale
    (b)  None sold or distributed out of the state of Alaska.
    (c)  None sold or distributed out of the state of Alaska.
    (d)  None sold or distributed out of the state of Alaska.

4. There are no holdings directly or indirectly in an EWG. The following subsidiary of AP&T holds an interest in a foreign hydroelectric generation company.

Nonregulated Operations

HydroWest International ("HWI"), located in Cayman Islands, is a holding company for offshore operations related to the HydroWest Group, providing engineering and consulting services, primarily related to small hydroelectric power projects.

    (a) HWI, Ltd is a wholly-owned subsidiary of AP&T, equity was $4,435,337 at 12/31/2003.